Exhibit (e)(3)

EXECUTION COPY

Exclusivity Agreement

February 28, 2011

Vital Images, Inc.
5850 Opus Parkway, Suite 300,

Minnetonka, 55343-4414

Attention: Michael H. Carrel

Dear Michael:

We appreciate the willingness of Vital Images, Inc. (the “Company”) to continue discussions of the terms under which Toshiba Medical Systems Corporation and/or one or more of its subsidiaries (collectively, “TMSC”) would be willing to enter into a strategic business transaction with the Company (the “Potential Transaction”).

In consideration of the time, effort and money that we will be required to expend, the Company hereby agrees to work with TMSC on an exclusive basis from the date of this letter through 11:59 p.m. Central Time on April 29, 2011 (the “Exclusivity Period”). The Company further agrees that, prior to the end of the Exclusivity Period, it shall not, and shall cause its subsidiaries and its and its subsidiaries’ directors, officers, employees, agents, or representatives, including without limitation, financial advisors, attorneys, and accountants (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, explore, encourage or facilitate (including without limitation through the furnishing of any information) the submission of any inquiries, indications of interest, proposals or offers, whether written or oral, from any corporation, partnership, person, entity or group (each a “Third Party”), other than TMSC and its Representatives (collectively, the “Permitted Parties”), concerning (A) any purchase, issuance or sale of any capital stock or other equity interest of the Company or any of its subsidiaries (other than in connection with issuing equity interests pursuant to the terms of the Company’s benefit plans for directors, officers or employees in the ordinary course of business and in connection with purchases in compliance with applicable law under the Company’s existing 10b5-1 share repurchase program) or any material assets of the Company or any of its subsidiaries (other than sales or purchases of inventory in the ordinary course of business and sales and purchases of assets constituting in the aggregate 5% or less, on a fair-market-value basis, of the total assets of the Company and its subsidiaries on a consolidated basis, it being understood that the Company will discuss in advance any such permitted asset sales or purchases with TMSC and consider TMSC’s views in determining whether to enter into any such asset sales or purchases), whether in a single transaction or series of related transactions or (B) any merger, recapitalization, tender offer, exchange offer or similar transaction involving the Company or any of its subsidiaries (a “Competing Transaction”), (ii) participate in any discussions or negotiations with any Third Party with respect to any Competing Transaction, (iii) enter into any agreement, arrangement or understanding with any Third Party with respect to a Competing Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, encourage or facilitate (including without limitation through the furnishing of any information or providing access to the properties, books, records or management of the Company or any of its subsidiaries) any effort or attempt by any Third Party to do or seek any of the foregoing. Notwithstanding the foregoing, the Company and its Representatives may take any of the actions described in clauses (ii), (iii) and (iv) of the prior sentence (x) if, after the date of this letter agreement, the Company or any of its subsidiaries or any of its or its subsidiaries’ Representatives receives a written proposal with regard to a Competing Transaction which (1) was not solicited, encouraged or otherwise facilitated by the Company or any of its subsidiaries or any of its or its subsidiaries’ Representatives in violation of any of the provisions of this letter agreement, and (2) the board of directors of the Company (the “Board”) determines in good faith is on more favorable terms, including likelihood of consummation (taken as a whole), both from a financial point of view and on an overall basis including likelihood of consummation, than the proposal by TMSC for the Potential Transaction then under discussion with the Company, and (y) solely to the extent that the Board concludes in good faith, after consultation with outside counsel, that such action is required for the Board to comply with its fiduciary duties under Minnesota law and provides written notice to TMSC of such conclusion.

Upon execution of this letter agreement, the Company shall, and shall cause each of its subsidiaries and its and its subsidiaries’ Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted prior to the date of this letter agreement with respect to a Competing Transaction.

The Company shall promptly (a) give written notice to TMSC of the receipt by the Company or any of its subsidiaries or its or its subsidiaries’ Representatives of any inquiry, indication of interest, proposal, offer or other communication, whether written or oral, relating to a Competing Transaction, including a summary of the material terms thereof and the identity of the party making such inquiry, indication of interest, proposal, offer or other communication, except to the extent the Board concludes in good faith, after consultation with outside counsel, that providing certain of such information would not comply with its fiduciary duties under Minnesota law, (b) prior to participating in discussions with any Third Party with respect to a Competing Transaction or providing any confidential information to such Third Party, to the extent such action is permitted by this letter agreement, require such Third Party to enter into a confidentiality agreement (which shall take into account the Company’s obligations in clause (a) above) with the Company on terms no more favorable to such Third Party than the terms of the Confidentiality Agreement, dated January 28, 2011, between TMSC and the Company are to TMSC and, thereafter, enforce the terms of such confidentiality agreement against such Third Party and any other person obligated to comply therewith unless the Board determines in good faith, after consultation with outside counsel, that not enforcing (or waiving) any such term is required for the Board to comply with its fiduciary duties under Minnesota law, (c) keep TMSC regularly and promptly updated on the status and terms of such discussions, unless the Board concludes in good faith, after consultation with outside counsel, that taking such action would not comply with its fiduciary duties under Minnesota law and provides notice to TMSC of such conclusion, and (d) to the extent any confidential information provided to such Third Party has not been previously provided or made available to TMSC, provide a copy of such confidential information to TMSC.

TMSC shall not, and shall cause each of its Representatives not to, initiate or maintain contact (except for any contact in the ordinary course of business consistent with past practices) with the Company or any of its affiliates or Representatives regarding the business, operations, prospects or finances of the Company or any of its affiliates or the Potential Transaction, except with representatives of Piper Jaffray and the Company’s CEO, CFO and general and outside counsel and such other individuals at the Company as are expressly identified by such persons, it being understood that the purpose of this paragraph is to provide TMSC and its Representatives orderly access to other individuals at the Company and its affiliates, as reasonably requested by TMSC, as part of its diligence and discussion process.

Each party hereto agrees that this letter agreement does not constitute a binding commitment to execute any definitive agreement with respect to, or otherwise consummate, the Potential Transaction. Except with respect to the matters expressly covered by this letter agreement, any binding commitment with respect to a proposed transaction will result only when a definitive agreement with respect thereto is executed by all relevant parties. Each of TMSC and the Company shall be free for any reason to withdraw from discussions and not consummate the Potential Transaction, without obligation or liability to the other or to any other person provided that such withdrawal from discussions shall not affect the Company’s other obligations hereunder during the Exclusivity Period unless TMSC notifies the Company in writing that it is withdrawing from the discussions, in which case the Exclusivity Period shall terminate.

This letter agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement shall be binding upon and shall inure to the benefit of the parties hereto and their successors and permitted assigns. This letter agreement may not be assigned by either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party. This letter agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to its conflicts of laws principles or rules. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity and that any requirement for the securing or posting of any bond in connection with such remedy is hereby waived. No failure or delay in exercising any other right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This letter agreement may be executed in counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[signature page follows]

If the foregoing is acceptable and agreed to by the Company, please sign on the line provided below to signify such acceptance and agreement.

Very truly yours,

Toshiba Medical Systems Corporation

By:	/s/ Toshio Takiguchi
	Name:	Toshio Takiguchi
	Title:	Assistant to President

Accepted and Agreed to this 28th day of February 2011:

Vital Images, Inc.

By:	/s/ Michael H. Carrel
	Name:	Michael H. Carrel
	Title:	President & CEO